Mail Stop 3561

January 14, 2009

Alan M. Meckler
Chief Executive Officer
Jupitermedia Corporation
23 Old Kings Highway South
Darien, CT 06820

      Re: **Jupitermedia Corporation**
            Preliminary Proxy Statement on Schedule 14A
            Filed December 4, 2008
            File No. 000-26393

Dear Mr. Meckler:

We have completed our review of your Schedule 14A, as amended, and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Adanech Getachew
       Willkie Farr & Gallahger, LLP
       Via facsimile